AVANTAIR, INC.
4311 GENERAL HOWARD DRIVE
CLEARWATER, FLORIDA 33762

VIA EDGAR TRANSMISSION

February 22, 2010

Ms. Michelle Lacko
United States Securities and
Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Avantair, Inc.
Amendment No. 1 to Form S-1
Filed January 26, 2010
File No. 333-163152

Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 28, 2009
File No. 000-51115

Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 16, 2009
File No. 000-51115

Form 8-K dated November 16, 2009
Filed November 18, 2009
File No. 000-51115
___________________________

Dear Ms. Lacko:

This letter is submitted on behalf of Avantair, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated February 12, 2010, to Steven Santo, Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  Capitalized terms used and not defined herein have the meanings given to such terms in the filings to which such responses apply.

Registration Statement

General

1.	We note your response to prior comment 1. We are currently reviewing your response and may have further comments upon our review.

The Staff’s comment is noted.

Prospectus

Prospectus Summary, page 1

2.
We note your response to our prior comment 9 and reissue in part.  Please advise us why December 31, 2009 is the most recent practicable date for which you can provide the amount of capital on hand or revise to provide such information as of a more recent date.  Also, please disclose the approximated month you will run out of money assuming no change in present trends.

The Staff’s comments are noted.  The Company has revised its Form S-1 filing to indicate its cash on hand as of January 31, 2010, the most recent fiscal month end prior to the filing.  The Company further advises the Staff supplementally that, assuming no change in present trends (including the extension or refinancing of its financing arrangements in the ordinary course), the Company projects that it will not run out of money.

Industry Overview, page 3

3.
We note your response to our prior comment 13 and reissue in part.  Please provide support for your statement in the last sentence of the first paragraph under this heading that for businesses and high net worth individuals, fractional ownership and flight hour card programs offer a balance between convenience and cost or revise to clarify that such statement is based solely upon your belief.  Similarly revise your disclosure on page 27.

The Staff’s comments are noted. The Company has revised its Industry Overview (and in all other areas as applicable) to clarify that such statements are based solely on the Company’s belief.

Avantair’s Business Is Subject To Extensive Government Regulation, page 12

4.
We note your response to our prior comment 23; however, please revise to disclose, if true, that many aspects of Avantair’s operations are subject to foreign laws and regulations protecting the environment, in addition to federal, state and local laws.  Also, refer to the last sentence of this risk factor.  Please revise to provide the basis for your belief that your aircraft produce 35.0% less carbon emission than all of your competitors’ aircraft or delete.

The Staff’s comments are noted.  The Company supplementally advises the Staff that it is subject to foreign laws when it engages in flight operations outside the United States.  Only 8.0% of the Company’s flight operations involve an origin point or destination outside of the United States.  The Company has revised its risk factor to disclose that many of its operations are subject to foreign laws and regulations protecting the environment, in addition to federal, state and local laws. In addition, the Company has revised its disclosure regarding carbon emissions to indicate that this information is based upon fuel usage rates of the Piaggio Avanti II aircraft, as compared to other aircraft in the light jet category as derived from data compiled by the Halogen Guide, February 2007 issue.

Avantair May Not Be Able To Obtain Acceptable Customer Contracts, page 12

5.
We note your response to our prior comment 16; however, please revise to provide quantitative information regarding the amount of decline in the number of fractional aircraft share sales for the fiscal year ended 2009 as compared to fiscal year ended 2008.  Also, if material, please disclose the amount of financing charges the company has paid, and is expected to pay in the future, on floor-plan arrangements.  Also, disclose the number of fractional aircraft shares currently available for sale.

The Staff’s comments are noted.  The Company has revised the applicable risk factor disclosure to (i) provide quantitative information regarding the year-over-year change in fractional aircraft share sales for the fiscal year ended 2009 as compared to fiscal year ended 2008, (ii) disclose the amount of financing charges the company has paid, and is expected to pay in the future, on floor-plan arrangements and (iii) disclose the number of fractional aircraft shares currently available for sale.

6.
We note your response to our prior comment 24.  Please further revise to discuss how current economic conditions may impact your ability to obtain financing in the future, including a discussion of how tightening credit conditions may affect your ability to obtain credit.  Also, please revise the risk factor heading so that it adequately describes the risk of expanding your business during an economic recession.

The Staff’s comments are noted.  The Company has revised the applicable risk factor disclosure to discuss how current economic conditions may impact its ability to obtain financing and how tightening credit conditions may affect its ability to obtain credit.  The Company has also revised the risk factor heading to describe the risk of expanding its business during an economic recession.

Use of Proceeds, page 15

7.
We note your disclosure on page 3 that each warrant permits the holder to purchase one share of the company’s common stock at an exercise price of $1.05 per share.  Please advise us why the maximum proceeds that the company could receive upon the exercise of all 455,888 warrants are $455,888.00 or revise.

The Staff’s comment is noted.  The Company has revised its disclosure under the Use of Proceeds section to indicate that the maximum proceeds the Company could receive upon exercise is $478,681.

Business, page 26

8.	We note your response to our prior comment 33 and your confidential treatment request related to this filing. We will respond to the confidential treatment request separately.

The Staff’s comment is noted.

9.
We note your response to our prior comment 34; however, please revise your disclosure to provide revenues generated by product category as of the most recently completed fiscal year so investors can understand how your business generates revenues.

The Staff’s comment is noted.  Rather than including revenue information by category directly in the business section, the Company has revised its disclosure to indicate to the reader where information regarding the Company’s revenue breakdown by category may be found in the financial statements.  The Company supplementally advises that it believes, due to the manner in which revenue is recognized on fractional shares and time card sales, that including such revenue information in the business section would likely be confusing to the reader.

Industry Overview, page 27

10.
We note your response to our prior comment 36 and reissue in part.  Please disclose the amount of deposits relating to future aircraft deliveries for which the company is obligated and that remain outstanding.

The Staff’s comment is noted.  The Company has revised its disclosure to disclose the amount of deposits relating to future aircraft deliveries for which the company is obligated and that remain outstanding.

How Avantair’s Fractional Ownership Program Works, page 28

11.
We note your response to our prior comment 38; however, refer to the third to last sentence of the last paragraph under this heading.  Please clarify whether an owner must obtain the company’s prior written consent in order to assign or transfer rights to individuals who are not wholly owned subsidiaries, parents or successors in interest of the owner.  Also, please advise us whether there are any sale restrictions, including price or timing limitations, on the sale by an owner of fractional shares.

The Staff’s comment is noted.  The Company has revised its disclosure to clarify that an owner must obtain the company’s prior written consent (which may not be unreasonably withheld) in order to assign or transfer rights to persons who are not wholly owned subsidiaries, parents or successors in interest of the owner. The Company supplementally advises the Staff that there are no additional sale restrictions, including price or timing limitations on the sale by an owner of fractional shares and thus, no such disclosure was included.

Discretionary Annual Bonus, page 39

12.
We note your response to our prior comment 41 and reissue in part.  Please revise to disclose the performance targets for fiscal year ended 2008 and the targets actually achieved.  For example, provide quantitative disclosure regarding the amount or percentage of improvement in the company’s balance sheet, level of financing and measure of EBITDA which was necessary for an officer to achieve a bonus and disclose the targets actually reached.

The Company supplementally advises the Staff that while the criteria set forth in the Form S-1 were considered by the Compensation Committee, specific performance targets with respect to each factor or each individual were not set.  Instead, the Committee reviewed the Company’s actual results on each of these factors, and based its bonus determination on a holistic evaluation of performance on these factors.  The Company has revised its disclosure to indicate that no specific performance targets were set with respect to these criteria.

Summary Compensation Table, page 43

13.
We note your response to our prior comment 42; however, please disclose all assumptions made in the valuation of stock awards, including the assumptions made in valuing the cost of employee services received in exchange for an award of equity instruments and the assumptions made in determining the grant-date fair value of the award.  You may disclose such assumptions in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis.

The Staff’s comment is noted.  The Company has revised its disclosure to include the assumptions made in the valuation of stock awards and the assumptions made in determining the grant-date fair value of the value. The Company supplementally advises the Staff that for valuation of the stock awards, management measured the award of equity instruments based on the grant-date fair value (publicly traded quoted market price) of the award. That cost was recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (the vesting period). The Company has removed the disclosure “cost of employee services received in exchange for an award of equity instruments” as it was not applicable and thus, no disclosure for the assumptions made for the cost of employee services received in exchange for an award of equity instruments was included.

Selling Stockholders, page 47

14.
We note your response to our prior comment 47 and reissue in part.  Please revise to indicate the relationship, including directorships, the selling stockholders have had with the company or any of the company’s affiliates in the past three years.

The Staff’s comments are noted.  The Company has revised its disclosure to indicate any applicable relationships.

Part II - Information Not Required In Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

15.
We note your response to our prior comment 54; however, please revise your disclosure regarding the issuance of warrants to EarlyBirdCapital, Inc. and Mr. Lorne Weil to indicate the section of the Securities Act Or the rule of the Commission under which exemption from registration was claimed, along with the facts relied upon to make the exemption available.

The Staff’s comments are noted.  The Company has revised the disclosure to include the requested information regarding each issuance.

Exhibit 5.1

16.	Please confirm to us that you will re-file your opinion on the date of effectiveness. Alternatively, delete the words "on the date hereof” throughout your opinion.

The Staff’s comments are noted.  The Company confirms that the opinion will be refiled on the date of effectiveness.

17.
Please have counsel confirm its understanding that the Delaware General Corporation Law includes all applicable statutory provisions, the rules and regulations underlying those provisions, as well as applicable judicial and regulatory determinations.

The Staff’s comments are noted.  The Company confirms that counsel has confirmed its understanding that the Delaware General Corporation Law includes all applicable statutory provisions, the rules and regulations underlying those provisions, as well as applicable judicial and regulatory determinations.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-10

Note 7 - Commitments and Contingencies, page F-18
Purchase Commitment, page F-1 9

18.
We refer to your response to prior comment 56, Please clarify why you believe accounting for the investment in Share 100 under the cost method is appropriate, Your response should include the ownership percentages of both EAS and the company, the initial investment made and the current carrying value of the investment, as well as the managing member of the LLC.  We may have further comment upon receipt of your response.

With respect to the formation of, and the Company’s investment in, Share 100 Holdings LLC, the Company supplementally advises as follows:

In May 2008, Avantair formed its wholly owned subsidiary, Share 100 Holdings LLC ("LLC") and capitalized LLC by transferring deposits it had paid to Embraer in the amount of $3,000,000 along with its related rights to acquire twenty aircraft.  Almost simultaneously with the formation of LLC, Avantair sold its Class A membership interest to EAS, who then became the managing member.  As a result of the sale of its Class A membership interest, the Company retained a 100% interest in Share 100 Class B membership interest, with EAS owning 100% in Share 100 Class A membership interest. As soon as EAS funded LLC in an amount sufficient to cover its share of required capitalization, Avantair withdrew that amount reducing its interest to $300,000.  The Class B membership interest represent a preferred interest that ensures that Avantair will receive the $300,000 of remaining deposits in the event that EAS acquires the two remaining aircraft. The Class B membership interest have no profit participation and the LLC operating agreement does not provide for Avantair to control any part of the activities of the LLC, Avantair has no authority to appoint members, nor may it hire or fire management of the LLC and finally it does not control the financial activities of the LLC.  As a result, Avantair's investment in LLC was initially and continues to be accounted for as a cost method investment, which has a carrying value of approximately $300,000.

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements, page 7

Note - 5 Subsequent Events, page 14

19.
We note your response to prior comment 61.  Please confirm that your next amendment with December 31, 2009 interim financial statements will disclose the fair value assigned to the warrants and the method used to estimate the fair value of the warrants, including the significant assumptions used.

The Staff’s comments are noted.  Amendment #2 to the Company’s Form S-1 filed on the date of this letter, as well as the Company’s Form 10-Q for the period ended December 31, 2009, each include disclosure regarding the fair value assigned to the warrants, as well as the method used to estimate fair value, including the significant assumptions made.

20.
Furthermore, we note from your response to prior comment 50 that this transaction is considered a related party transaction.  Please revise to disclose how Lorne Weil and/or LW Air are related to the company and clarify your subsequent events footnote to disclose the related party nature of the transaction.

The Staff’s comments are noted.  The Company has revised its disclosure to indicate that, while there was no relationship between Mr. Weil or LW Air at the time the transactions were consummated, Mr. Weil is now, by virtue of his ownership of the warrants, a significant beneficial owner of rights to acquire the Company’s stock.  Since the contractual relationships under the agreements with LW Air are continuing in nature following the date that Mr. Weil became a significant beneficial owner of rights to acquire the Company’s stock, the Company has disclosed the transactions as related party transactions.

* * * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Jamie Knox of DLA Piper LLP (US) at 212-335-4992 with any questions or comments regarding this letter.

Respectfully submitted,

AVANTAIR, INC.

By:	/s/ Steven Santo
Name:	Steven Santo
Title:	Chief Executive Officer

Cc:	Michelle Lacko, Division of Corporation Finance
Jamie Knox, Esq., DLA Piper LLP (US)